

November 8, 2013

Via E-mail
Mr. Mario Alberto Beauregard Álvarez
Chief Financial Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
11311 México D.F., México

> **Re:** **Petróleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response dated October 22, 2013**
> **File No. 0-00099**

Dear Mr. Beauregard Álvarez:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Major Shareholders and Related Party Transactions, page 169

1. We note your response to prior comment 1, and your discussion regarding the franchise agreements and the agreement governing the wholesale distributor that is operated by the affiliated entities. Please provide your analysis with respect to whether any of these agreements is material to any of the related parties. Refer to Item 7.B.1 of Form 20-F. In addition, please tell us why you have not discussed in your filing the agreement governing the wholesale distributor that is operated by the affiliated entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin (Staff Attorney) at (202) 551-3763 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director